Delisting Determination, The Nasdaq Stock Market, LLC, January 23, 2026 ProPhase Labs, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of ProPhase Labs, Inc. effective at the opening of the trading session on February 2, 2026. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).The Company was notified of the Staff determination on December 29, 2025.
The Company did not appeal Staff's Delist Determination Letter.

The Company common stock was suspended on January 5, 2026. The
Staff determination to delist the Company common stock became final on January 5, 2026.